UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Other Events

On October 26, 2023, Vinci Partners Investments Ltd. (“Vinci Partners” or “Vinci”) (NASDAQ: VINP) and Ares Management Corporation (“Ares”) (NYSE: ARES) closed the US$100 million investment by an affiliate of Ares in new Series A Convertible Preferred Shares issued by Vinci and entered into a strategic partnership to accelerate the growth of Vinci’s platform in Latin America and to collaborate on distribution, product development and other business opportunities, as announced by Vinci and Ares on October 10, 2023. In connection therewith, Vinci has adopted a Certificate of Designations of Series A Convertible Preferred Shares, par value US$0.00005 per share, creating the Series A Convertible Preferred Shares and establishing the designations, preferences, and other rights of the Series A Convertible Preferred Shares, which is included as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

EXHIBIT
99.1	Certificate of Designations dated October 26, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: October 26, 2023